UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No    ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.             Call to Ordinary General Shareholders’ Meeting to be held on November 25, 2019 and proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Buenos Aires, October 28, 2019

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting to be held on November 25, 2019

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for November 25, 2019.

We hereby attach:

a)             The call to Ordinary General Shareholders’ Meeting.

b)             The proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on November 25, 2019, at 10 a.m. on first call, and at 11 a.m. on second call, at the corporate offices at Ave. Alicia Moreau de Justo No. 50, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                Appointment of two shareholders to sign the Minutes of the Meeting.

2)                Appointment of a director and an alternate director to serve from January 1, 2020 and until the end of the fiscal year 2020.

3)                Consideration of the performance of the resigning director and alternate director up to the date of this Shareholders’ Meeting.

THE BOARD OF DIRECTORS

Note 1: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is November 19, 2019, at 5 p.m.

Note 2: Within the regulatory term and at the place and time stated in Note 1, hard copies of the documents related to the Shareholders’ Meeting may be obtained, likewise such documents will be available at Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions set forth in section 22 of Chapter II, Title II of the CNV (Comisión Nacional de Valores) Rules, at the time of registration for participating in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to validate their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING.

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is “that the shareholders should appoint the persons that will sign the Minutes”.

Proposal for the Second Item on the Agenda:

The Board of Directors refrains from making a proposal with respect to this item. The shareholders that propose the appointments of a director and alternate director are reminded of the need to inform the Shareholders’ Meeting if the nominees qualify as “independent” or “non-independent” directors in accordance with the CNV Rules.

Proposal for the Third Item on the Agenda:

No proposal is submitted regarding this item, leaving for the consideration of the Shareholders’ Meeting the performance of the director and alternate director, up to the date of this Shareholders’ Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 28, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations